CHINA NATURAL RESOURCES, INC.

Room 2205, 22/F, West Tower, Shun Tak Centre

168-200 Connaught Road Central

Sheung Wan, Hong Kong

March 23, 2009

“CORRESP”

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:

Mr. Gary Newberry

Re:

China Natural Resources, Inc. (the “Company”)

Form 20-F for the Year Ended December 31, 2007

Staff Letters of Comment dated February 13, 2009 and March 13, 2009

SEC File No. 0-26046

Ladies and Gentlemen:

In furtherance of the above-referenced letters of comment and to the March 19, 2009 telephone conversation between Mr. Gary Newberry of the SEC’s Division of Corporate Finance and Steven I. Weinberger of Schneider Weinberger & Beilly LLC, the Company’s counsel. We hereby request an extension of time until April 3, 2009 for the Company to respond to the Staff’s letters dated February 13, 2009 and March 13, 2009.

Very truly yours,

/s/ Li Feilie
Li Feilie
Chief Executive Officer